Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

The following excerpt is from a transcript of a CNBC Squawk Box interview with Mark Bertolini. A video of the inteview was posted to Aetna’s internal website on September 14, 2012.

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“Steve Liesman, Co-Anchor:

Let’s get back to our health care discussion with Aetna chairman and CEO Mark Bertolini and our guest host, Doctor Toby Cosgrove of the Cleveland Clinic.

Scott, you wanted to take the conversation someplace.

Scott Wapner, Co-Host:

I just wanted to—you brought up the Ryan plan, so I thought we’d go a little political. The thought that you did the Coventry deal because you thought that Obama would be re-elected: true? False?

Mark Bertolini, Chairman, President and Chief Executive Officer, Aetna:

Not true at all. You know, you have to consider an election, particularly a change of administration, in any acquisition you do. But, I think our bet is that, if we’re going to fix the nation’s debt and the deficit, we’ve got to fix Medicare and Medicaid, and the products and services that Coventry offers and that we offer as well are the kind of services that are going to help us fix that.

Wapner:

But don’t you—I mean, isn’t it fair to at least think that—okay, if you think Obama is going to be re-elected, and maybe there are going to be some changes to Medicare and Medicaid as the fiscal cliff, et cetera, is addressed, that it would be advantageous for you to do a deal like that? I mean, I think that’s along the lines of thinking.

Bertolini:

Right. But, under Romney and the Ryan plan, you have the same thing: more Medicare advantage, more block grants for the states for Medicaid. So, you really can’t lose, and as a matter of fact, with the overhang on the stocks associated with health care reform right now, there’s no better time to buy than now. After the election, should there be a change in administration, you’ll see a pop in the stock. And so, our whole view was this is the right time to do it; let’s get ready. By the way, you want to have it closed before you go into 2014, so you can price the products and make sure you’re going into health care reform rights, so you want to get ahold of it well before then. So, we’re running out of time to do anything that big.

Wapner:

The day this deal came out, I was doing some research, and I saw a statement that you had made three, four weeks ago which you said, “We’re not interested in bulking up in Medicaid.” Isn’t that, in fact, what you did with the Coventry deal?

Bertolini:

No, I was very specific. I said, “We are not interested in buying a big Medicaid player at the current multiples and margin expectations.” I was very clear about that, because people kept pushing us to do it. And every time I would talk about Medicaid, the market would go up on all the standalone Medicaid players, because they thought we were going to go out and buy one. And the expectations are on dual eligibles, and the way the Medicaid program is going to work in the future are way overblown, way too hot, and we believe that those stocks were priced way too high.

Liesman:

Doctor Cosgrove, do you think—I’m not even sure what this means, but what does the repeal of Obamacare mean? Do you think those who have been covered by Obamacare could possibly be not covered, or do you see that as a given in our society now?

Doctor Toby Cosgrove, President and Chief Executive Officer, Cleveland Clinic:

Well, first of all, I think it is probably not reasonable to think that we’re going to have a repeal of this law. It was a huge law; it was very difficult to get through; and so, I think it’s unlikely that we’ll…

Liesman:

Even under a Republican administration?

Doctor Cosgrove:

Even under a Republican, and I think…

Liesman:

Do you agree with that?

Bertolini:

I would agree with that.

Doctor Cosgrove:

And Mark and I have talked about this back and forth—the Supreme Court ruling, everybody was concerned about that. We didn’t think that made a heck of a lot of difference about what we’re going to do going forward. Similarly, I don’t think the election is going to really influence, in a major way, what we have to do. The things we’re talking about are the wrong discussions to be having—we’re talking about a lot of political discussion; we are not talking about actually solving the problem of decreasing the cost at the same time we continue to improve the quality. We have got to get back to the fact that we cannot control the cost of healthcare just by deciding who’s going to pay, and what we’re going to pay for.

Liesman:

So, what should be on the table that’s not on the table right now?

Bertolini:

I think we really need to get at the underlying structure of healthcare and the way it’s delivered. Right now, we pay for every piece of service rendered to a sick person. We do not pay to keep people well and to improve the productivity or quality of the population that we serve. And so, we’ve got to reverse that dynamic, and we’ve been—the Affordable Care Act has done a couple things: action forcing event, number one, which has caused the hospitals, like Cleveland Clinic, to come, and the payers, to come together and sit down and say, “How do we solve this problem? Because the train’s coming.””

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Important Information For Investors And Stockholders

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry.  INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on medical membership, the synergies that may be achieved following the closing of the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios.  Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform.  Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC.  You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry.  Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.